EXHIBIT 21.1


               SUBSIDIARIES OF DEVELOPED TECHNOLOGY RESOURCE, INC.


MEDICAL BIOPHYSICS INTERNATIONAL
         Developed Technology Resource, Inc. is a 50% owner of this Minnesota partnership.


FOODMASTER INTERNATIONAL LLP
         Developed Technology Resource, Inc. is a 40% owner of this Delaware joint venture.


SXD, INC.
         Developed Technology Resource, Inc. owns 100% of the capital stock of this Minnesota Corporation.